May 5, 2011 Duc Dang, Attorney/Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3010
Re:	Moneylogix Group, Inc. Preliminary Information Statement on Schedule 14C Filed July 16, 2010 File No. 000-30424

Dear Mr. Dang:

We represent Moneylogix Group, Inc. (the “Company”). As discussed earlier today, the Company was authorized to issue the current outstanding shares through various amendments to the Company’s Articles of Incorporation. In addition to the Company’s original Articles of Incorporation filed as Exhibit 3.1 to the Company’s annual report on Form 10-K filed on April 15, 2011, attached please find: (1) the September 1, 1998 Certificate of Amendment authorizing the Company to increase the number of authorized shares to 20,000,000; and (2) the February 26, 2001 Certificate of Amendment authorizing the Company to increase the number of authorized shares to 100,000,000.

The Company has acknowledged and agreed to file the enclosed September 1, 1998 Certificate of Amendment as well the February 26, 2001 Certificate of Amendment as exhibits to the Company’s next quarterly filing.

Please let me know if you require any additional documents or information with respect to the Preliminary Information Statement on Schedule 14C initially filed on July 16, 2010.

Sincerely,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin_____
       GREGG E. JACLIN

w/encl.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
475 Park Avenue South, 28th Fl., New York, NY 10016 Tel 646 588 5195 Fax 646 619 4494
anslowlaw.com

2

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

FOR

HOMELIFE, INC.

a Nevada corporation

Andrew Cimerman and Robert Cashman each hereby certify that:

1. He is the President and Secretary, respectively, of HOMELIFE, INC., a Nevada corporation.

2. Article IV of the Articles of Incorporation of this Corporation are amended and restated in its entirety to read as follows:

ARTICLE IV

This Corporation is authorized to issue two classes of capital stock, designated respectively "Common Stock" and "Preferred Stock" The total number of shares of Common Stock which this Corporation is authorized to issue is Twenty Million (20,000,000) shares with a par value of $0.001 per share. Each share of Common Stock shall be entitled to the same dividend, liquidation, and voting rights as all other shares of Common Stock. The total number of shares of Preferred Stock which this Corporation is authorized to issue is One Hundred Thousand (100,000) shares with no par value. Such Preferred Stock may be issued from time to time in one or more classes or series with such dividend rates, voting rights, rights of conversion, rights upon dissolution or liquidation, and with such designations, preferences, limitations, restrictions and rights as shall be determined by resolution adopted by the Board of Directors of the Corporation.

3. Except as expressly amended by the foregoing Amendment, the Articles of Incorporation of this Corporation remain in full force and effect.

4. The foregoing Amendment of the Articles of Incorporation has been duly approved by the board of directors.

5. The foregoing Amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 78.390 of the Nevada Revised Statutes.

The undersigned further declare under the penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct of their own knowledge.

Dated: September 1, 1998

xAndrew Cimerman, Presidentxxxxxxx

Robert Cashman

Robert Cashman, Secretary

70915.1

1

FILED # C17491-95

FEB 26 2001

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

CERTIFICATE OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

HOMELIFE, INC.

A NEVADA CORPORATION

Andrew Cimerman and Marie May hereby certify that:

1. They are, respectively, the President and Secretary of HOMELIFE, INC., a Nevada corporation.

2. Article IV of the Articles of Incorporation of this Corporation is amended and restated in its entirety to read as follows:

ARTICLE IV This Corporation is authorized to issue two classes of capital stock, designated respectively "Common Stock" and "Preferred Stock" The total number of shares of Common Stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares with a par value of $0.001 per share. Each share of Common Stock shall be entitled to the same dividend, liquidation, and voting rights as all other shares of Common Stock. The total number of shares of Preferred Stock which this Corporation is authorized to issue is One Hundred Thousand (100,000) shares with no par value. Such Preferred Stock may be issued from time to time in one or more classes or series with such dividend rates, voting rights, rights of conversion, rights upon dissolution or liquidation, and with such designations, preferences, limitations, restrictions and rights as shall be determined by resolution adopted by the Board of Directors of the Corporation.

3. Except as expressly amended by the foregoing Amendment, the Articles of Incorporation of this Corporation remain in full force and effect.

4. The foregoing Amendment of the Articles of Incorporation has been duly approved by the board of directors.

5. The foregoing Amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 78.390 of the Nevada Revised Statutes. The undersigned further declare under the penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct of their own knowledge.

Dated: February 8, 2001

Andrew Cimerman, President

Marie May, Secretary

STATE OF CALIFORNIA )
) ss.
COUNTY OF ORANGE )

On this 8th day of February, 2001, before me, the undersigned Notary Public, personally appeared Andrew Cimerman and Marie May, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within Instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

/s/ ______________ Notary Public

(Seal)

HEATHER ISLEIB
Commission # [illegible]
Notary Public - California
Orange County
My Comm. Expires Jan 27, [illegible]